FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-117367

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 14 DATED DECEMBER 27, 2006
TO THE PROSPECTUS DATED MAY 23, 2005

This prospectus supplement (this “Supplement”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”), dated May 23, 2005 (the “Prospectus”). This Supplement No. 14 supplements, modifies or supersedes certain information contained in our Prospectus. This Supplement No. 14 supersedes and replaces the prior Supplement No. 13 (dated November 6, 2006) and must be read in conjunction with our Prospectus, Supplement No. 10 thereto, dated June 20, 2006, and Supplement No. 12 thereto, dated September 20, 2006. This Supplement will be delivered with the Prospectus.

TABLE OF CONTENTS

	Supplement No. 14 Page Number	Prospectus Page Number
Status of the Offering	2	N/A
Property Acquisition	3	105
Supplemental Sales Materials	6	N/A
Risk Factors	7	36
Other Revision	9	1
Dividends Declared by the Board of Directors	10	N/A
Management’s Discussion and Analysis of Financial Condition and Results of Operations	11	108
Share Repurchase Program	15	168
Financial Statements	18	F-1

Status of the Offering

We commenced our initial public offering of 30,000,000 shares of common stock on May 23, 2005. As of December 20, 2006, we had received aggregate gross offering proceeds of approximately $41.8 million from the sale of approximately 4.2 million shares in our initial public offering. Additionally, Lightstone SLP, LLC has contributed approximately $4.2 million to the operating partnership pursuant to the arrangement described in the “Compensation Table” and “Capital Resources” sections of our Prospectus. After allowing for the payment of approximately $3.3 million in selling commissions and dealer manager fees, and $0.9 million in other organization and offering expenses, as of December 20, 2006, we had raised aggregate net offering proceeds of approximately $41.8 million. The first closing for shares of our common stock was held on February 1, 2006, and thereafter, daily closings have occurred and will occur until termination of the offering.

Property Acquisition

On November 1, 2006, Lightstone Value Plus REIT LP (the “Partnership”), the operating partnership of the REIT, made a deposit of $250,000 in an escrow account, indicating its commitment to purchase a retail shopping mall located in Omaha, Nebraska (the “Property”). The deposit was made after completion of due diligence pursuant to an agreement (the “Agreement”), executed on September 20, 2006, to purchase the Property from Oakview Plaza North, LLC (“Oakview”), Frank R. Krejci, Vera Jane Krejci, George W. Venteicher and Susan J. Venteicher (Oakview, Mr. and Mrs. Krejci and Mr. and Mrs. Venteicher, collectively, “Seller”), each an unaffiliated third party. The Partnership made an initial earnest money deposit of $500,000 on September 25, 2006, the effective date of the Agreement.

LVP Oakview Strip Center LLC, a wholly owned subsidiary of the Partnership (“Owner”), acquired the Property on December 21, 2006 (the “Closing Date”), pursuant to the Agreement, for an aggregate purchase price of $33,500,000, inclusive of transaction costs of approximately $900,000. The Property was independently appraised at $38 million. In connection with the transaction, Lightstone Value Plus REIT LLC, our advisor, received an acquisition fee equal to 2.75% of the purchase price, or approximately $896,500. Owner paid the purchase price with approximately $6.0 million in offering proceeds and a $27.5 million mortgage loan. Owner currently holds a fee simple interest in the Property, subject to the encumbrances described below.

In connection with the acquisition, Owner secured a mortgage loan from Wachovia Bank, National Association in the principal amount of $27.5 million. The loan has a term of 10 years, bears interest at a fixed rate of 5.49% per annum, requires monthly installments of interest only through the first five years and monthly installments of principal and interest throughout the remainder of its stated term. The loan will mature on January 11, 2017, at which time a balance of approximately $22.6 million will be due, assuming no prior principal prepayment. The loan will be secured by the Property and will be non-recourse to the REIT and the Partnership.

The Property is a retail center consisting of three single-story retail buildings, located on approximately 19.6 acres of land and containing approximately 177,303 rentable square feet, as well as a site on which we can build an additional 15,000 square feet of retail space. The contract price for the Property is $32,600,000, excluding closing costs. Subject to Oakview’s development and leasing of an additional 2.1 acre parcel of land (the “Option Land”) located immediately adjacent to the Property, the Partnership will be required to subsequently purchase the Option Land on the commencement of rent under the lease for the Option Land. The contract price for the fully improved and leased Option Land will be determined by dividing the first full year of base rent payments by 9.5%. In the event that it receives notice that Oakview is not successful in negotiating the improvement and leasing of the Option Land, the Partnership will have 30 days to purchase the unimproved Option Land from Oakview for a fixed contract price of $650,000.

The Property is leased to retail stores with the occupancy percentage set forth below. Five tenants occupy at least 10% of the Property’s rentable square footage. The following table sets forth the name, business type, primary lease terms and certain other information with respect to each of these major tenants.

Name of Tenant	Business Type	Square Feet Leased	Percentage of Leasable Space	Annual Rent Payments	Lease Expiration	Party with Renewal Rights
Babies ‘R Us	Clothing retailer	30,624	17.3%	$380,000	January 31, 2015	Tenant
Dick’s Sporting Goods	Clothing and sporting goods retailer	45,000	25.4%	$618,750	January 31, 2018	Tenant
Famous Footwear	Footwear retailer	17,585	10.0%	$272,568	July 31, 2010	Tenant
Old Navy	Clothing retailer	24,800	14.0%	$309,957	April 30, 2010	Tenant
Petsmart	Pet supply retailer	26,121	14.7%	$361,776	January 31, 2015	Tenant

The percentage occupancy rate of the Property is currently 97%. The Property’s year-end percentage occupancy rate and average effective rental per square foot for each of the last five years are as follows:

Year	Occupancy Rate	Average Effective Annual Rental per Square Foot
2005	97.2%	$13.55
2004	94.4%	$13.85
2003	89.1%	$13.83
2002	95.6%	*
2001	93.4%	*

* The seller does not track this information beyond the three most recent years.

   The following is a schedule of lease expirations and related information for each of the next ten years.

Year	Number of Expiring Leases	Total Square Feet	Aggregate Annual Rental in Yen of Expiration	Percentage of Gross Annual Rental at Acquisition Date
2006	0	0	$0	0%
2007	0	0	$0	0%
2008	0	0	$0	0%
2009	2	10,086	$184,035	7.5%
2010	4	54,297	$782,583	31.9%
2011	0	0	$0	0%
2012	0	0	$0	0%
2013	0	0	$0	0%
2014	1	6,061	$93,945	3.8%
2015	2	56,745	$761,367	31.0%

Depreciation is taken on the Property. To the extent that a subsidiary of the Partnership acquires properties for cash, the initial basis in such properties for federal income tax purposes generally will be equal to the purchase price paid by the Partnership. The Partnership plans to depreciate such depreciable property for federal income tax purposes on a straight-line basis using an estimated useful life of 39 years.

General competitive conditions affecting the Property include those identified in the section of our Prospectus captioned “Competition.” Risks associated with the Property are identified in the section of our Prospectus captioned “Risk Factors-Risks Associated with our Properties and the Market.”

Beacon Property Management LLC, a subsidiary of our sponsor and an affiliate of our advisor, will act as the property manager of the Property. We believe that the Property is adequately insured.

In evaluating the Property as a potential acquisition and determining the appropriate amount of consideration to be paid for the Property, we have considered a variety of factors, including the Property’s location, demographics, quality of tenants, duration of in-place leases, scheduled rent increases, strong occupancy and the fact that the overall rental rate at the Property is comparable to market rates. We believe the Property is well located, has acceptable roadway access and is well maintained. The Property is subject to competition from similar properties within its market area, and economic performance could be affected by changes in local economic conditions.

The proposed purchase of the Option Land represents an opportunity for improved economic performance once the parcel is developed and leased by either Oakview or the Partnership. Despite such potential, our investment decision was made assuming the Option Land would not be developed and pre-leased prior to the Partnership’s purchase of the Property. We did not consider any other factors material or relevant to the decision to acquire this property.

Supplemental Sales Materials

In addition to the Prospectus, as supplemented, we prepared and are using supplemental sales material in connection with the offering of our shares. The supplemental sales material does not contain all of the information material to an investment decision and should only be reviewed after reading the prospectus. In some states, the use of supplemental sales material may not be permitted.

The following is a brief description of the supplemental sales material prepared by us and currently used in permitted jurisdictions:

●
The Lightstone Value Plus Real Estate Investment Trust PowerPoint Presentation, which briefly summarizes: (i) information about risks and suitability investors should consider before investing in us; (ii) the real estate experience and organization of our sponsor; (iii) certain of our objectives and strategies; (iv) our investment philosophy; and (v) certain terms of the offering.

●
The Lightstone Value Plus Real Estate Investment Trust Brochure, which briefly summarizes: (i) information about risks and suitability investors should consider before investing in us; (ii) the real estate experience and organization of our sponsor; (iii) certain of our objectives and strategies; (iv) our investment philosophy; and (v) certain terms of the offering.

●
Two Lightstone Value Plus Real Estate Investment Trust Property Brochures, each of which briefly summarizes (i) information about risks and suitability investors should consider before investing in us; (ii) objectives and strategies relating to our selection of assets; and (iii) one of the properties in which we currently hold an interest.

Risk Factors

The section of the Prospectus captioned “Real Estate Investment Risks-Operating risks” is supplemented by the following new risk factor, located at the front of such section:

Our cash flows from real estate investments may become insufficient to pay our operating expenses and to cover the dividends we have paid and/or declared. Although our operating cash flows are currently sufficient to pay both our expenses and dividends at our historical per-share amounts, we cannot assure you that we will be able to maintain sufficient cash flows to fund operating expenses and dividend at any particular level, if at all.

As we continue to raise proceeds from this offering, the sufficiency of cash flow to fund future dividend payments with respect to an increased number of outstanding shares will depend on the pace at which we are able to identify and close on suitable cash-generating real property investments. Because the accrual of offering proceeds may outpace the investment of these funds in real property acquisitions, cash generated from such investments may become insufficient to fund operating expenses and continued dividend payments at historical levels.

Capitalization

The following replaces the table in the section of our Prospectus captioned “Capitalization,” on p. 107 of the Prospectus. Note that we have exceeded the minimum offering of 200,000 shares.

The following table sets forth our historical capitalization as of September 30, 2006 and our pro forma capitalization as of that date as adjusted to give effect to the sale of the maximum offering as if 30,000,000 shares were sold, and the application of the estimated net proceeds from such sales as described in “Use of Proceeds.” The information set forth in the following table excludes our historical results of operations and the financial impact of accounting for offering costs, and should be read in conjunction with our historical financial statements included elsewhere in this Prospectus.

	September 30, 2006 HISTORICAL	Maximum Offering
MINORITY INTEREST IN PARTNERSHIP	$2,454,250	$2,000	(1)
STOCKHOLDERS’ EQUITY:
Preferred Stock, $.01 par value, 10,000,000 authorized, none outstanding	—	—
Common Stock, $.01 par value, 60,000,000 authorized, 673,065 shares (3) issued and outstanding historical	2,463,924	300,000	(2)
Additional Paid-in Capital	24,639	299,700,000
Accumulated Distribution in addition to net loss	1,413,675
Total stockholders’ equity		300,000,000
Total capitalization	$20,745,518	$300,002,000

(1)
Excludes any future issuance of limited partnership units by the operating partnership in exchange for cash or property. In addition, does not include the special general partner interests issued to Lightstone SLP, LLC at a cost of $100,000 per unit, the proceeds of which will be used to pay all dealer manager fees, selling commissions and other organization and offering expenses.

(2)
We are authorized to issue 60,000,000 shares of common stock of which 2,463,924 shares are issued and outstanding as of September 30, 2006. Does not include up to 600,000 shares of common stock that could be obtained through the exercise of soliciting dealer warrants when and if issued, 200 shares of common stock reserved for issuance on exchange of 200 outstanding limited partnership units of the operating partnership, up to 4,000,000 shares of common stock available pursuant to our dividend reinvestment plan or 75,000 shares of common stock that are reserved for issuance under our stock option plan.

(3)
We were originally capitalized in 2004 through the cash contribution of $200,000 by our advisor, for which our advisor received 20,000 shares of common stock, and through the capital contribution of $2,000 by the advisor to the operating partnership, for which our advisor received 200 limited partnership units of the operating partnership.

Other Revision

The following replaces the second paragraph in the section of our Prospectus captioned “Prospectus Summary-The types of real estate that we plan to acquire and manage.”

Some of our properties may be acquired through our affiliates. As of the date of this prospectus, we own Belz Outlets in St. Augustine, Florida, which we acquired pursuant to an assignment of a Purchase and Sale Agreement by an affiliate to us, four apartment communities in suburban Michigan and a retail shopping mall in Omaha, Nebraska, in each case as described in “Real Property Investments - Specified Investments.”

Dividends Declared by the Board of Directors

Our board of directors has declared dividends for the periods listed below, payable to shareholders of record at the close of business each day during the applicable period:

Period	Annualized Rate Declared[1]	Date Paid or Payable
February 1, 2006 - March 31, 2006	7%	April 2006
April 1, 2006 - June 30, 2006	7%	July 2006
July 1, 2006 - September 30, 2006	7%	October 2006
October 1, 2006 - December 31, 2006	7%	January 2007

1 Dividends were declared in an amount of $0.0019178 per share per day. The annualized rate declared represents the annualized rate of return on an investment of $10.00 per share attributable to these daily amounts, if paid for each day for a 365 day period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations as of and for the Three and Nine Months ended September 30, 2006

The following discussion and analysis should be read in conjunction with the accompanying financial statements of Lightstone Value Plus Real Estate Investment Trust, Inc. and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to Lightstone Value Plus Real Estate Investment Trust, Inc., a Maryland corporation, and, as required by context, Lightstone Value Plus REIT, L.P. and its wholly owned subsidiaries, which we collectively refer to as “the Operating Partnership.”

Forward-Looking Statements

Certain information included in this prospectus contains, and other materials filed or to be filed by us with the Securities and Exchange Commission, or the SEC, contain or will contain, forward-looking statements. All statements, other than statements of historical facts, including, among others, statements regarding our possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives, are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of Lightstone Value Plus Real Estate Investment Trust, Inc. and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that actual results may differ materially from those contemplated by such forward-looking statements.

Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements.

Risks and other factors that might cause differences, some of which could be material, include, but are not limited to, economic and market conditions, competition, tenant or joint venture partner(s) bankruptcies, failure to increase tenant occupancy and operating income, rejection of leases by tenants in bankruptcy, financing and development risks, construction and lease-up delays, cost overruns, the level and volatility of interest rates, the rate of revenue increases versus expense increases, the financial stability of various tenants and industries, the failure of the Company (defined herein) to make additional investments in real estate properties, the failure to upgrade our tenant mix, restrictions in current financing arrangements, the failure to fully recover tenant obligations for common area maintenance (“CAM”), insurance, taxes and other property expenses, the failure of the Lightstone REIT to qualify as a real estate investment trust (“REIT”), the failure to refinance debt at favorable terms and conditions, an increase in impairment charges, loss of key personnel, failure to achieve earnings/funds from operations targets or estimates, conflicts of interest with the Advisor and its affiliates, failure of joint venture relationships, significant costs related to environmental issues as well as other risks listed from time to time in our periodic reports, this Registration Statement on Form S-11 (File No. 333-117367), as amended and supplemented from time to time, and in the Company’s other reports filed with the Securities and Exchange Commission (“SEC”).

We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law.

Overview

Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”) intends to acquire and operate commercial and residential properties, principally in the United States. We intend to acquire fee interests in multi-tenanted, community, power and lifestyle shopping centers, and in malls located in highly trafficked retail corridors, high-barrier to entry markets, and sub- markets with constraints on the amount of additional property supply. Additionally, we seek to acquire multi-tenanted industrial properties located near major transportation arteries and distribution corridors; multi-tenanted office properties located near major transportation arteries; and market-rate, middle market multifamily properties at a discount to replacement cost. We do not intend to invest in single family residential properties; hotels or motels; leisure home sites; farms; ranches; timberlands; unimproved properties not intended to be developed; or mining properties.

Investments in real estate will be made through the purchase of all or part of a fee simple ownership, or all or part of a leasehold interest. We may also purchase limited partnership interests, limited liability company interests and other equity securities. We may also enter into joint ventures with affiliated entities for the acquisition, development or improvement of properties as well as general partnerships, co-tenancies and other participations with real estate developers, owners and others for the purpose of developing, owning and operating real properties. We will not enter into a joint venture to make an investment that we would not be permitted to make on our own. Not more than 10% of our total assets will be invested in unimproved real property. For purposes of this paragraph, “unimproved real properties” does not include properties acquired for the purpose of producing rental or other operating income, properties under construction and properties for which development or construction is planned within one year. Additionally, we will not invest in contracts for the sale of real estate unless in recordable form and appropriately recorded. To date the Company has completed two acquisitions, the Belz Outlets in St. Augustine, Florida which closed on March 31, 2006 and the southeastern Michigan multi-family properties which closed on June 29, 2006.

On November 6, 2006, the Company announced its commitment to purchase Oakview Plaza from an unaffiliated third party. Oakview Plaza is a retail shopping mall located in Omaha, Nebraska consisting of three single-story retail buildings located on approximately 19.6 acres of land and containing approximately 177,303 rentable square feet. The contract price for the Property is $32,600,000, excluding closing costs. Subject to the development and leasing of an additional 2.1 acre parcel of land (the “Option Land”) located immediately adjacent to Oakview Plaza, the Company will be required to purchase the Option Land on the commencement of rent under the lease for the Option Land. The contract price for the fully improved and leased Option Land will be determined by dividing the first full year of base rent payments by 9.5%. In the event that it receives notice that the improvement and leasing of the Option Land has not been successful, the Company will have 30 days to purchase the unimproved Option Land for a fixed contract price of $650,000. Although the Company believes that the acquisition of Oakview Plaza is probable, there can be no assurance that this acquisition will be consummated. No other acquisitions have been completed or identified by the Company as of November 6, 2006.

Although we are not limited as to the geographic area where we may conduct our operations, we intend to invest in properties located near the existing operations of our sponsor, The Lightstone Group, in order to achieve economies of scale where possible. The Lightstone Group currently maintains operations in Alabama, California, Connecticut, District of Columbia, Florida, Georgia, Illinois, Indiana, Maryland, Massachusetts, Michigan, Mississippi, New Jersey, New York, North Carolina, North Dakota, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, Washington, West Virginia, Wisconsin and Puerto Rico.

We have and will continue to utilize leverage in acquiring our properties. The number of different properties we will acquire will be affected by numerous factors, including, the amount of funds available to us. When interest rates on mortgage loans are high or financing is otherwise unavailable on terms that are satisfactory to us, we may purchase certain properties for cash with the intention of obtaining a mortgage loan for a portion of the purchase price at a later time. We intend to limit our aggregate long-term permanent borrowings to 75% of the aggregate fair market value of all properties unless any excess borrowing is approved by a majority of the independent directors and is disclosed to our stockholders.

We may finance our property acquisitions through a variety of means, including but not limited to individual non-recourse mortgages and through the exchange of an interest in the property for limited partnership units of the Operating Partnership. We intend to qualify as a REIT and to elect to be taxed as a REIT for the taxable year ending December 31, 2006, but as of the date of this filing, we are not qualified as a REIT. We plan to own substantially all of our assets and conduct our operations through the Operating Partnership.

We do not have employees. We entered into an advisory agreement dated April 22, 2005 with Lightstone Value Plus REIT LLC, a Delaware limited liability company, which we refer to as the “Advisor,” pursuant to which the Advisor supervises and manages our day-to-day operations and selects our real estate and real estate related investments, subject to oversight by our board of directors. We pay the Advisor fees for services related to the investment and management of our assets, and we will reimburse the Advisor for certain expenses incurred on our behalf. Through September 30, 2006, the Advisor has advanced in excess of $3.8 million to the Company for its organization and other offering costs, which consist of actual legal, accounting, printing and other accountable expenses (including sales literature and the prospectus), as well as selling commissions and dealer manager fees.

The Company intends to sell a maximum of 30 million common shares, at a price of $10 per share (exclusive of 4 million shares available pursuant to the Company’s dividend reinvestment plan, 600,000 shares that could be obtained through the exercise of selling dealer warrants when and if issued and 75,000 shares that are reserved for issuance under the Company’s stock option plan). The Company’s Registration Statement on Form S-11 (the “Registration Statement”) was declared effective under the Securities Act of 1933 on April 22, 2005, and on May 24, 2005, the Lightstone REIT began offering its common shares for sale to the public. Lightstone Securities, LLC (the “Dealer Manager”), an affiliate of the Sponsor, is serving as the dealer manager of the Company’s public offering (the “Offering”). As of December 31, 2005, the Company had reached its minimum offering of $2.0 million by receiving subscriptions for approximately 226,000 of its common shares, representing gross offering proceeds of approximately $2.3 million. On February 1, 2006, cumulative gross offering proceeds of approximately $2.7 million were released to the Company from escrow and invested in the Operating Partnership. As of September 30, 2006, cumulative gross offering proceeds of approximately $24.5 million have been released to the Lightstone REIT and used for the purchase of a 99.99% general partnership interest in the Operating Partnership. The Company expects that its ownership percentage in the Operating Partnership will remain significant as it plans to continue to invest all net proceeds from the Offering in the Operating Partnership.

We are not aware of any material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from the acquisition and operation of real estate and real estate related investments, other than those referred to in this prospectus.

For the year ending December 31, 2006, the Company intends to make an election to be taxed as a real estate investment trust (a “REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) and intends to be taxed as such beginning with its taxable year ending December 31, 2006. Accordingly, no provision for income tax has been recorded. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its ordinary taxable income to stockholders. As a REIT, the Company generally will not be subject to federal income tax on taxable income that it distributes to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company believes that it will be organized and operate in such a manner as to qualify for treatment as a REIT and intends to operate in such a manner so that the Company will remain qualified as a REIT for federal income tax purposes.

Liquidity and Capital Resources

 Our short-term (less than one year) liquidity requirements include continuing offering costs, recurring operating costs, capital expenditures, debt service requirements, and the payment of dividends to our stockholders, limited partners and Lightstone SLP, LLC as may be required to maintain our proposed status as a REIT under the Internal Revenue Code. We anticipate these needs will be met with cash flows from operations, advances from the Advisor, and proceeds from the continuing sale of special general partnership units.

As of September 30, 2006, we have received proceeds of approximately $24.5 million from our public offering of common stock, net advances of approximately $1.4 million from our Advisor, and approximately $2.5 million from the sale of special general partnership units to an affiliate of our Advisor.

Our long-term (greater than one year) liquidity requirements include scheduled debt maturities, capital expenditures to maintain, renovate and expand existing assets, property acquisitions and development projects. We anticipate that net cash provided by the Offering, operating activities, and long-term mortgage debt will provide sufficient capital resources to carry out our business strategy relative to the acquisitions, renovations, and expansions of real estate properties. The following table shows the mortgage debt maturing during the next five years:

	2006	2007	2008	2009	2010	Thereafter	Total
Fixed rate mortgages	$-	$244,904	$344,388	$365,957	$388,876	$66,630,875	$67,975,000

Our charter does not permit borrowings that would cause our aggregate borrowings to exceed seventy-five percent (75%) of the aggregate fair market value of our assets as of the date of any borrowing, provided, that borrowings on any individual asset may exceed such limit. Any excess in borrowing over such 75% level shall be approved by a majority of the independent directors of our board of directors, and disclosed to our stockholders in our next quarterly report.

Critical Accounting Policies

 General

Management’s Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that are reasonably likely to occur could materially impact the financial statements. No material changes to our critical accounting policies have occurred since the fiscal year ended December 31, 2005.

Results of Operations

We commenced operations on February 1, 2006 upon the release of our offering proceeds from escrow. Additionally, we acquired our initial real estate properties on March 31, 2006 and June 29, 2006, respectively. Our management is not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operation of real estate and real estate related investments.

Comparison of the three months ended September 30, 2006 versus the three months ended September 30, 2005

Revenues

Total revenues increased 100%, or $3.1 million, for the three months ended September 30, 2006 compared to $0 for the same period last year. Rental income increased by approximately $2.8 million primarily as a result of our acquiring the Belz Outlets in St. Augustine, Florida on March 31, 2006 and the southeastern Michigan multi-family properties on June 29, 2006. Tenant recovery income increased by approximately $241,000 primarily as a result of our acquiring the Belz Outlets in St. Augustine, Florida.

Expenses

Total expenses increased 100%, or approximately $3.1 million, for the three months ended September 30, 2006, compared to $0 for the same period last year. Increases in property operating expenses ($1.4 million), real estate taxes ($341,000), and depreciation and amortization ($1.0 million) were a result of the acquisition of two new properties on March 31, 2006 and June 29, 2006, respectively. General and administrative costs increased 100% as well, to $322,000, primarily as a result of the payment of asset management fees, director’s and officer’s liability insurance and fees to our board of directors, auditors and attorneys. We had not incurred any general and administrative costs during the same period last year, as our Company had not yet begun operations.

Other Income

Other income increased by approximately $304,000 due principally to interest earned on the investment of cumulative Offering proceeds in a money market account during the three-month period ending September 30, 2006.

Results of Operations (continued):

Interest expense

Interest expense increased 100%, or approximately $1.1 million for the three months ended September 30, 2006, as a result of the acquisition and financing of two new properties on March 31, 2006 and June 29, 2006, respectively.

Comparison of the nine months ended September 30, 2006 versus the nine months ended September 30, 2005

Due to the timing of our first acquisitions on March 31, 2006 and June 29, 2006, respectively, our results of operations for the nine months ended September 30, 2006 are substantially consistent with our results for the quarter ended September 30, 2006:

Revenues

Total revenues increased 100%, or $4.6 million for the nine months ended September 30, 2006 compared to $0 for the same period last year. Rental income increased by approximately $3.8 million primarily as a result of our acquiring the Belz Outlets in St. Augustine, Florida on March 31, 2006 and the southeastern Michigan multi-family properties on June 29, 2006. Tenant recovery income increased by approximately $745,000 primarily as a result of our acquiring the Belz Outlets in St. Augustine, Florida.

Expenses

Total expenses increased 100%, or approximately $4.2 million, for the nine months ended September 30, 2006, compared to $0 for the same period last year. Increases in property operating expenses ($1.9 million), real estate taxes ($502,000), and depreciation and amortization ($1.2 million) were a result of the acquisition of two new properties on March 31, 2006 and June 29, 2006, respectively. General and administrative costs increased 100% as well, to $578,000, primarily as a result of the payment of asset management fees, director’s and officer’s liability insurance and fees to our board of directors, auditors and attorneys. We had not incurred any general and administrative costs during the same period last year, as our Company had not yet begun operations.

Other Income

Other income increased by approximately $372,000 due principally to interest earned on the investment of cumulative Offering proceeds in a money market account during the nine-month period ending September 30, 2006.

Interest expense

Interest expense increased 100%, or approximately $1.5 million, for the nine months ended September 30, 2006, as a result of the acquisition and financing of two new properties on March 31, 2006 and June 29, 2006, respectively.

Share Repurchase Program

The Company's share redemption program has been revised to provide that it will commence during our current offering of our common stock but that is otherwise similar to the share redemption program that we planned to implement following the conclusion of such offering. To reflect the adoption of this revised share repurchase program, the following information replaces the section of our prospectus captioned “Dividend Reinvestment and Share Repurchase Programs-Share Repurchase Program” in its entirety.

Prior to the time that our shares are listed on a national securities exchange (or on a similar quotation system), the share repurchase program may provide eligible stockholders with limited, interim liquidity by enabling them to sell shares back to us, subject to restrictions and applicable law. Specifically, state securities regulators impose investor suitability standards that establish specific financial thresholds that must be met by any investor in certain illiquid, long-term investments, including REIT shares. The prices at which stockholders who have held shares for the required one-year period may sell shares back to us are as follows:

•	during the current offering period, at $9.00 per share (a reduction of $1.00 from the $10.00 offering price per share);
•	during the 12 months following the close of the offering, at $9.50 per share; and
•	thereafter, at $10.00 per share

A stockholder must have beneficially held the shares for at least one year prior to offering them for sale to us through the share repurchase program, although if a stockholder redeems all of its shares our Board of Directors has the discretion to exempt shares purchased pursuant to the dividend reimbursement plan from this one-year requirement. Our affiliates will not be eligible to participate in the share repurchase program.

Pursuant to the terms of the share repurchase program, we will make repurchases, if requested, at least once quarterly. Each stockholder whose redemption request is granted will receive the redemption amount within 30 days after the fiscal quarter in which we grant its redemption request. Subject to the limitations described in this prospectus, we will also redeem shares upon the request of the estate, heir or beneficiary of a deceased stockholder. We will limit the number of shares redeemed pursuant to our share redemption program as follows: during any 12-month period, we will not redeem in excess of one half of one percent (0.5%) of the weighted average number of shares outstanding during the prior calendar year.

Our Board of Directors, at its sole discretion, may choose to terminate the share repurchase program after the end of the offering period, or reduce the number of shares purchased under the program, if it determines that the funds allocated to the share repurchase program are needed for other purposes, such as the acquisition, maintenance or repair of properties, or for use in making a declared distribution. A determination by our Board of Directors to eliminate or reduce the share repurchase program will require the unanimous affirmative vote of the independent directors.

Our Board of Directors reserves the right in its sole discretion at any time and from time to time to:

●
waive the one-year holding period in the event of the death of a stockholder, a stockholder’s disability or need for long-term care, other involuntary exigent circumstances such as bankruptcy, or a mandatory distribution requirement under a stockholder’s IRA;

●	reject any request for redemption;

●	change the purchase price for redemptions; or

●	otherwise amend the terms of, suspend or terminate our share repurchase program.

Funding for the share repurchase program will come exclusively from proceeds we receive from the sale of shares under our distribution reinvestment plan and other operating funds, if any, as our Board of Directors, at its sole discretion, may reserve for this purpose. We cannot guarantee that the funds set aside for the share repurchase program will be sufficient to accommodate all requests made each year. However, the stockholder may withdraw the request at any time or ask that we honor the request when funds are available. Pending repurchase requests will be honored on a pro rata basis.

If funds available for our share redemption program are not sufficient to accommodate all requests, shares will be redeemed as follows: first, pro rata as to redemptions upon the death or disability of a stockholder; next pro rata as to redemptions to stockholders who demonstrate, in the discretion of our Board of Directors, another involuntary exigent circumstance, such as bankruptcy; next pro rata as to redemptions to stockholders subject to a mandatory distribution requirement under such stockholder’s IRA; and, finally, pro rata as to all other redemption requests.

In general, a stockholder or his or her estate, heir or beneficiary may present to us fewer than all of the shares then-owned for redemption, except that the minimum number of shares that must be presented for redemption shall be at least 25% of the holder’s shares. However, provided that your redemption request is made within 180 days of the event giving rise to the special circumstances described in this sentence, where redemption is being requested (1) on behalf of a deceased stockholder; (2) by stockholder who is deemed by our Board of Directors to be disabled or in need of long-term care; (3) by a stockholder due to other involuntary exigent circumstances, such as bankruptcy; or (4) by a stockholder due to a mandatory distribution under such stockholder’s IRA, a minimum of 10% of the stockholder’s shares may be presented for redemption; provided, however, that any future redemption request by such stockholder must present for redemption at least 25% of such stockholder’s remaining shares.

A stockholder who wishes to have shares redeemed must mail or deliver to us a written request on a form provided by us and executed by the stockholder, its trustee or authorized agent. An estate, heir or beneficiary that wishes to have shares redeemed following the death of a stockholder must mail or deliver to us a written request on a form provided by us, including evidence acceptable to our Board of Directors of the death of the stockholder, and executed by the executor or executrix of the estate, the heir or beneficiary, or their trustee or authorized agent. Unredeemed shares may be passed to an estate, heir or beneficiary following the death of a stockholder.

A stockholder requesting the redemption of his shares due to a disability must mail or deliver to us a written request on a form provided by us, including the evidence acceptable to our Board of Directors of the stockholder’s disability. If the shares are to be redeemed under any conditions outlined herein, we will forward the documents necessary to effect the redemption, including any signature guaranty we may require.

Stockholders are not required to sell their shares to us. The share repurchase program is only intended to provide interim liquidity for stockholders until a liquidity event occurs, such as the listing of the shares on a national stock exchange, inclusion of the shares for quotation on a national market system, or our merger with a listed company. We cannot guarantee that a liquidity event will occur.

Shares we purchase under the share repurchase program will be canceled, and will have the status of authorized but unissued shares. Shares we acquire through the share repurchase program will not be reissued unless they are first registered with the Securities and Exchange Commission under the Securities Act of 1933 and under appropriate state securities laws or otherwise issued in compliance with such laws.

If we terminate, reduce or otherwise change the share repurchase program, we will send a letter to stockholders informing them of the change, and we will disclose the changes in quarterly reports filed with the Securities and Exchange Commission on Form 10-Q.

No selling commissions or dealer manager fees are payable in connection with the share repurchase plan.

Financial Statements

Lightstone Value Plus Real Estate Investment Trust, Inc.
(a Maryland corporation)

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
CONSOLIDATED BALANCE SHEETS

	Sept 30, 2006	December 31, 2005
Assets	(UNAUDITED)
Investment property:
Land	$13,435,415	$-
Building	56,230,989	-

	69,666,404	-
Less accumulated depreciation	(510,090)	-
Net investment property	69,156,314	-

Cash	14,603,277	205,030
Restricted escrows	7,092,867	-
Due from escrow agent	1,051,202	-
Tenant accounts receivable	198,225	-
Acquired in-place lease intangibles (net of accumulated amortization of $704,604 and $0, respectively)	734,544	-
Deferred financing costs (net of accumulated amortization of $15,425 and $0, respectively)	409,877	-
Deferred offering costs	-	225,966
Prepaid expenses and other assets	715,333	-

Total Assets	$93,961,639	$430,996

Liabilities and Stockholders' Equity
Mortgages payable	$67,975,000	$-
Accounts payable and accrued expenses	1,368,595	37,511
Tenant allowances and deposits payable	319,856	-
Distributions payable	309,282	-
Prepaid rental revenues	161,270	-
Acquired below market lease intangibles (net of accumulated amortization of $229,309 and $0, respectively)	359,499	-
Due to affiliate	268,369	309,056

	70,761,871	346,567

Minority interest in partnership	2,454,250	836

Commitments and contingencies

Stockholders' equity:
Preferred shares, 10,000,000 shares authorized, none outstanding	-	-
Common stock, $.01 par value; 60,000,000 shares authorized, 2,463,924 and 20,000 shares issued and outstanding, respectively	24,639	200
Additional paid-in-capital	22,134,554	199,800
Accumulated distributions in addition to net loss	(1,413,675)	(116,407)

Total stockholder’s equity	20,745,518	83,593

Total Liabilities and Stockholders' Equity	$93,961,639	$430,996

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended Sept 30, 2006	Three Months Ended Sept 30, 2005	Nine Months Ended Sept 30, 2006	Nine Months Ended Sept 30, 2005

Revenues:
Rental income	$2,830,537	$-	$3,819,234	$-
Tenant recovery income	241,234	-	744,657	-

	3,071,771	-	4,563,891	-
Expenses:
Property operating expenses	1,444,232	-	1,939,753	-
Real estate taxes	341,211	-	502,350	-
General and administrative costs	322,374	-	578,062	-
Depreciation and amortization	1,030,337	-	1,216,341	-

	3,138,154	-	4,236,506	-

Operating (loss) income	(66,383)	-	327,385	-

Other income, primarily interest	303,502	-	371,532	-
Interest expense	(1,059,802)	-	(1,495,697)	-
Minority interest	77	-	73	-

Net (loss) applicable to common shares	$(822,606)	$-	$(796,707)	$-

Net (loss) per common share, basic and diluted	$(0.46)	$-	$(0.82)	$-

Weighted average number of common shares outstanding, basic and diluted	1,772,331	20,000	975,986	20,000

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(UNAUDITED)

	Preferred Shares		Common Shares
	Preferred Shares	Amount	Common Shares	Amount	Additional Paid-In Capital	Accumulated Distributions in Addition to Net Loss	Total Stockholders' Equity
BALANCE, December 31, 2005	-	$-	20,000	$200	$199,800	$(116,407)	$83,593
Net (loss)	-	-	-	-	-	(796,707)	(796,707)
Distributions declared		-	-	-	-	(500,561)	(500,561)
Proceeds from offering	-	-	2,435,734	24,357	24,310,522	-	24,334,879
Selling commissions and dealer manager fees	-	-	-	-	(1,925,590)	-	(1,925,590)
Other offering costs	-	-	-	-	(527,897)	-	(527,897)
Proceeds from distribution reinvestment program	-	-	8,190	82	77,719	-	77,801

BALANCE, September 30, 2006	-	$-	2,463,924	$24,639	$22,134,554	$(1,413,675)	$20,745,518

The accompanying notes are an integral part of these consolidated financial statements.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended Sept 30, 2006	Nine Months Ended Sept 30, 2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(796,707)	$-
Loss allocated to minority interests	(73)	-
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	510,587	-
Amortization of deferred financing costs	15,425	-
Amortization of above and below-market lease intangibles	475,365	-
Changes in assets and liabilities:
Increase in prepaid expenses and other assets	(715,830)	-
Increase in tenant accounts receivable	(198,225)
Increase in tenant allowance and security deposits payable	319,856	-
Increase in accounts payable and accrued expenses	1,331,084	-
Increase in prepaid rents	161,270

Net cash provided by operating activities	1,102,752	-

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of investment property, net	(70,516,814)	-
Restricted escrows	(7,092,867)	-

Net cash used in investing activities	(77,609,681)	-
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds form mortgage financing	67,975,000	-
Payment of loan fees and expenses	(425,302)	-
Proceeds from issuance of common stock	24,334,879	-
Proceeds from issuance of special general partnership units	2,453,487	-
Payment of offering costs	(2,227,521)	-
Increase in amounts due from escrow agent	(1,051,202)
Increase (decrease) in amounts due to affiliates, net	(40,687)	(3,489)
Distributions paid	(113,478)	-

Net cash provided by financing activities	90,905,176	(3,489)

Net change in cash	14,398,247	(3,489)
Cash, beginning of period	205,030	205,489

Cash, end of period	$14,603,277	$202,000

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,254,025	$-
The accompanying notes are an integral part of these consolidated financial statements.

Lightstone Value Plus Real Estate Investment Trust, Inc.
Notes to Consolidated Financial Statements

1. Organization

Lightstone Value Plus Real Estate Investment Trust, Inc., a Maryland corporation (“Lightstone REIT” and, together with the Operating Partnership (as defined below), the “Company”) was formed on June 8, 2004 and intends to qualify as a real estate investment trust (“REIT”) for the year ending December 31, 2006. The Company was formed primarily for the purpose of engaging in the business of investing in and owning commercial and residential real estate properties located throughout the United States and Puerto Rico.

The Lightstone REIT is structured as an umbrella partnership real estate investment trust, or UPREIT, and substantially all of the Lightstone REIT’s current and future business is and will be conducted through Lightstone Value Plus REIT, L.P., a Delaware limited partnership formed on July 12, 2004 (the “Operating Partnership”). The Lightstone REIT is managed by Lightstone Value Plus REIT, LLC (the “Advisor”), an affiliate of the Lightstone Group (the “Sponsor”), under the terms and conditions of an advisory agreement. The Sponsor and Advisor are owned and controlled by David Lichtenstein, the Chairman of the Company’s board of directors.

The Company intends to sell a maximum of 30 million common shares, at a price of $10 per share (exclusive of 4 million shares available pursuant to the Company’s dividend reinvestment plan, 600,000 shares that could be obtained through the exercise of selling dealer warrants when and if issued and 75,000 shares that are reserved for issuance under the Company’s stock option plan). The Company’s Registration Statement on Form S-11 (the “Registration Statement”) was declared effective under the Securities Act of 1933 on April 22, 2005, and on May 24, 2005, the Lightstone REIT began offering its common shares for sale to the public. Lightstone Securities, LLC (the “Dealer Manager”), an affiliate of the Sponsor, is serving as the dealer manager of the Company’s public offering (the “Offering”).

The Company sold 20,000 shares to the Advisor on July 6, 2004, for $10 per share. The Company invested the proceeds from this sale in the Operating Partnership, and as a result, held a 99.01% general partnership interest at December 31, 2004 and 2005, respectively. The Advisor also contributed $2,000 to the Operating Partnership in exchange for 200 limited partner units in the Operating Partnership. The limited partner has the right to convert operating partnership units into cash or, at the option of the Company, an equal number of common shares of the Company, as allowed by the limited partnership agreement.

A Post-Effective Amendment to the Lightstone REIT’s Registration Statement was declared effective on October 17, 2005. The Post-Effective Amendment reduced the minimum offering from 1 million shares of common stock to 200,000 shares of common stock. As of December 31, 2005, the Company had reached its minimum offering by receiving subscriptions for approximately 226,000 of its common shares, representing gross offering proceeds of approximately $2.3 million. On February 1, 2006, cumulative gross offering proceeds of approximately $2.7 million were released to the Company from escrow and invested in the Operating Partnership.

As of September 30, 2006, cumulative gross offering proceeds of approximately $24.5 million have been released to the Lightstone REIT and used for the purchase of a 99.99% general partnership interest in the Operating Partnership. The Company expects that its ownership percentage in the Operating Partnership will remain significant as it plans to continue to invest all net proceeds from the Offering in the Operating Partnership.

Lightstone SLP, LLC, an affiliate of the Advisor, intends to periodically purchase special general partner units in the Operating Partnership at a cost of $100,000 per unit for each $1.0 million in offering subscriptions. Proceeds from the sale of the special general partnership interests will be used to repay advances from the Advisor that were used to fund organizational and offering costs incurred by the Company. Through September 30, 2006, the Lightstone REIT offset proceeds of approximately $2.5 million from the sale of special general partnership units against approximately $3.8 million of Advisor cash advances used for offering costs.

The Advisor is responsible for offering and organizational costs exceeding 10% of the gross offering proceeds without recourse to the Company. Since its inception, and through September 30, 2006, the Advisor has not allocated any organizational costs to the Company. Advances for offering costs in excess of the 10% threshold (approximately $1.3 million at September 30, 2006) will only be reimbursed to the Advisor as additional offering proceeds are received by the Company.

Lightstone Value Plus Real Estate Investment Trust, Inc.
Notes to Consolidated Financial Statements

1. Organization (continued):

Through its Operating Partnership, the Company will seek to acquire and operate commercial and residential properties, principally in the United States. All such properties may be acquired and operated by the Company alone or jointly with another party. The Company has completed two acquisitions to date. The first was completed on March 31, 2006 (the Belz Factory Outlet World in St. Augustine, Florida), and the second was completed on June 29, 2006 (four multi-family communities in Southeast Michigan). Each of the acquired properties is managed by an affiliate of Lightstone Value Plus REIT Management LLC, (the “Property Manager”).

On November 6, 2006, the Company announced its commitment to purchase Oakview Plaza from an unaffiliated third party. Oakview Plaza is a retail shopping mall located in Omaha, Nebraska consisting of three single-story retail buildings located on approximately 19.6 acres of land and containing approximately 177,303 rentable square feet. The contract price for the Property is $32,600,000, excluding closing costs. Subject to the development and leasing of an additional 2.1 acre parcel of land (the “Option Land”) located immediately adjacent to Oakview Plaza, the Company will be required to purchase the Option Land on the commencement of rent under the lease for the Option Land. The contract price for the fully improved and leased Option Land will be determined by dividing the first full year of base rent payments by 9.5%. In the event that it receives notice that the improvement and leasing of the Option Land has not been successful, the Company will have 30 days to purchase the unimproved Option Land for a fixed contract price of $650,000. Although the Company believes that the acquisition of Oakview Plaza is probable, there can be no assurance that this acquisition will be consummated. No other acquisitions have been completed or identified by the Company as of November 6, 2006.

The Company’s Advisor, Property Manager and Dealer Manager are each related parties. Each of these entities will receive compensation and fees for services related to the offering and for the investment and management of the Company’s assets. These entities will receive fees during the offering, acquisition, operational and liquidation stages. The compensation levels during the offering, acquisition and operational stages are based on percentages of the offering proceeds sold, the cost of acquired properties and the annual revenue earned from such properties, and other such fees outlined in each of the respective agreements. (See Note 6, Related Party Transactions).

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Lightstone REIT and the Operating Partnership. As of September 30, 2006, the Lightstone REIT had a 99.99% general partnership interest in the Operating Partnership. All inter-company balances and transactions have been eliminated in consolidation.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The information furnished in the accompanying consolidated balance sheets, statements of operations, statements of stockholders’ equity and statements of cash flows reflect all adjustments which are, in the opinion of management, recurring and necessary for a fair statement of the aforementioned financial statements for the interim period. Operating results for the three and nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

The December 31, 2005 balance sheet data was derived from audited financial statements. The consolidated financial statements should be read in conjunction with the notes to the consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company’s Form 10-K/A for the year ended December 31, 2005.

Lightstone Value Plus Real Estate Investment Trust, Inc.
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Minimum rents are recognized on an accrual basis over the terms of the related leases on a straight-line basis. The capitalized above-market lease values and the capitalized below-market lease values are amortized as an adjustment to rental income over the initial lease term. Percentage rents, which are based on commercial tenants’ sales, are recognized once the sales reported by such tenants exceed any applicable breakpoints as specified in the tenants’ leases. Recoveries from commercial tenants for real estate taxes, insurance and other operating expenses, and from residential tenants for utility costs, are recognized as revenues in the period that the applicable costs are incurred. The Company recognizes differences between estimated recoveries and the final billed amounts in the subsequent year.

Investment in Real Estate

Accounting for Acquisitions

The Company accounts for acquisitions of Properties in accordance with SFAS No. 141, “Business Combinations.” The fair value of the real estate acquired is allocated to acquired tangible assets, consisting of land, building and tenant improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases for acquired in-place leases and the value of tenant relationships, based in each case on their fair values. Purchase accounting is applied to assets and liabilities related to real estate entities acquired based upon the percentage of interest acquired.

The fair value of the tangible assets of an acquired property (which includes land, building and tenant improvements) is determined by valuing the property as if it were vacant, based on management’s determination of the relative fair values of these assets. Management determines the as-if-vacant fair value of a property using methods to determine the replacement cost of the tangible assets.

In determining the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market in-place lease values are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease values and the capitalized below-market lease values are amortized as an adjustment to rental income over the initial lease term.

The aggregate value of in-place leases is determined by evaluating various factors, including an estimate of carrying costs during the expected lease-up periods, current market conditions and similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses, and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions, legal and other related costs. The value assigned to this intangible asset is amortized over the remaining lease terms ranging from one month to approximately 9 years. Optional renewal periods were not considered.

The aggregate value of other acquired intangible assets include tenant relationships. Factors considered by management in assigning a value to these relationships include: assumptions of probability of lease renewals, investment in tenant improvements, leasing commissions and an approximate time lapse in rental income while a new tenant is located. The value assigned to this intangible asset will be amortized over the average life of the relationship.

Carrying Value of Assets

The amounts to be capitalized as a result of periodic improvements and additions to real estate property, and the periods over which the assets are depreciated or amortized are determined based on the application of accounting standards that may require estimates as to fair value and the allocation of various costs to the individual assets. Differences in the amount attributed to the assets can be significant based upon the assumptions made in calculating these estimates.

Lightstone Value Plus Real Estate Investment Trust, Inc.
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Investment in Real Estate (continued)

Impairment Evaluation

Management evaluates the recoverability of its investment in real estate assets in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that recoverability of the asset is not assured.

The Company evaluates the recoverability of its investments in real estate assets to be held and used each quarter and will record an impairment charge when there is an indicator of impairment and the undiscounted projected cash flows are less than the carrying amount for a particular property. Management concluded no impairment adjustment was required at September 30, 2006. The estimated cash flows used for the impairment analysis and the determination of estimated fair value are based on the Company’s plans for the respective assets and the Company’s views of market and economic conditions. The estimates consider matters such as current and historical rental rates, occupancies for the respective Properties and comparable properties and recent sales data for comparable properties. Changes in estimated future cash flows due to changes in the Company’s plans or views of market and economic conditions could result in recognition of impairment losses, which, under the applicable accounting guidance, could be substantial.

Depreciation and Amortization

Depreciation expense for real estate assets is computed using a straight-line method and estimated useful lives for buildings and improvements using a weighted average composite life of forty years and equipment and fixtures of five to ten years. Expenditures for leasehold improvements and construction allowances paid to commercial tenants are capitalized and amortized over the initial term of each lease. Maintenance and repairs are charged to expense as incurred.

Deferred Costs

The Company capitalizes initial direct costs in accordance with SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.” The costs are capitalized upon the execution of the loan or lease and amortized over the initial term of the corresponding loan or lease. Amortization of deferred loan costs begins in the period during which the loan was originated. Deferred leasing costs are not amortized to expense until the earlier of the store opening date or the date the tenant’s lease obligation begins.

Income Taxes

For the year ending December 31, 2006, the Company intends to make an election to be taxed as a real estate investment trust (a “REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) and intends to be taxed as such beginning with its taxable year ending December 31, 2006. Accordingly, no provision for income tax has been recorded.

To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its ordinary taxable income to stockholders. As a REIT, the Company generally will not be subject to federal income tax on taxable income that it distributes to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company believes that it will be organized and operate in such a manner as to qualify for treatment as a REIT and intends to operate in such a manner so that the Company will remain qualified as a REIT for federal income tax purposes.

Lightstone Value Plus Real Estate Investment Trust, Inc.
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Organization and Offering Costs

The Company estimates offering costs of approximately $300,000 if the minimum offering of 200,000 shares is sold, and approximately $30,000,000 if the maximum offering of 30,000,000 shares is sold. Subject to limitations in terms of the maximum percentage of costs to offering proceeds that may be incurred by the Company, third-party offering expenses such as registration fees, due diligence fees, marketing costs, and professional fees, along with selling commissions and dealer manager fees paid to the Dealer Manager, are accounted for as a reduction against additional paid-in capital (“APIC”) as offering proceeds are released to the Company.

As of September 30, 2006, the Advisor has advanced approximately $3.8 million to the Company for offering costs, including commission and dealer manager fees. Based on gross proceeds of approximately $24.5 million from its public offering as of September 30, 2006, the Company’s responsibility for the reimbursement of advances for commissions and dealer manager fees was  limited to approximately $2.0 million (or 8% of the gross offering proceeds), and its obligation for advances for organization and third-party offering costs was limited to approximately $0.5 million (or 2% of the gross offering proceeds).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement clarifies that market participant assumptions include assumptions about risk, for example, the risk inherent in a particular valuation technique used to measure fair value (such as a pricing model) and/or risk inherent in the inputs to the valuation technique. This Statement clarifies that market participant assumptions also include assumptions about the effect of a restriction on the sale or use of an asset. This Statement also clarifies that a fair value measurement for a liability reflects its nonperformance risk. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on the Company’s consolidated financial statements.

In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN No. 48 will have on the Company’s consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 to address diversity in practice in quantifying financial statement misstatements and the potential under current practice for the build up of improper amounts on the balance sheet. SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The Company does not believe that the adoption of SAB 108 will have any effect on the Company’s consolidated financial statements.

Lightstone Value Plus Real Estate Investment Trust, Inc.
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In September 2005, the Emerging Issues Task Force (“EITF”) issued Issue 04-05, “Determining Whether a General Partner, or the General Partners As a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.” The EITF addresses whether rights held by the limited partner(s) preclude consolidation in circumstances in which the sole general partner would consolidate the limited partnership in accordance with U.S. generally accepted accounting principals. The assessment of limited partners’ rights and their impact on the presumption of control of the limited partnership by the sole general partner should be made when an investor becomes the sole general partner and should be reassessed if (i) there is a change to the terms or in the exercisability of the rights of the limited partners, (ii) the sole general partner increases or decreases its ownership of limited partnership interests, or (iii) there is an increase or decrease in the number of outstanding limited partnership interests. This issue is effective no later than for fiscal years beginning after December 15, 2005, and as of June 29, 2005 for new or modified arrangements. The Company adopted this statement in the first quarter of 2006. Adoption of EITF 04-05 had no material impact on the Company’s financial position or results of operations.

3. Acquisitions

St Augustine Retail Outlet Mall

On November 30, 2005, Prime Outlets Acquisition Company LLC (“Prime”), an affiliate of the Advisor, entered into a Purchase and Sale Agreement with St. Augustine Outlet World, Ltd, an unaffiliated third party, to purchase Belz Outlets at St. Augustine, Florida. On March 31, 2006, Prime assigned its interest in the Purchase and Sale Agreement to LVP St. Augustine Outlets, LLC (“LVP St. Augustine”), a single purpose, wholly owned subsidiary of the Operating Partnership, and LVP St. Augustine simultaneously completed the acquisition of the property. The total acquisition price, including acquisition-related transaction costs, was $26,921,450. In connection with the transaction, the Advisor received an acquisition fee equal to 2.75% of the purchase price, or $715,000.

Approximately $22.4 million of the total acquisition cost was funded by a mortgage loan from Wachovia Bank, National Association (“Wachovia”) and approximately $4.5 million was funded with offering proceeds from the sale of the Company’s common stock. Loan proceeds from Wachovia were also used to fund approximately $4.8 million of escrows for future leasing-related expenditures, real estate taxes, insurance and debt service. LVP St. Augustine currently holds a fee simple interest in the property, subject to the encumbrances described in Note 4 below.

As of September 30, 2006, the approximate fixed future minimum rentals from tenants of the property are as follows:

	2006	2007	2008	2009	2010	Thereafter	Total
Fixed Future Minimum Rentals	$526,849	$1,866,132	$1,429,512	$983,783	$333,951	$129,920	$5,270,147

Southeastern Michigan Multi-Family Properties

On April 26, 2006, the Sponsor entered into a Purchase and Sale Agreement with Home Properties, L.P. and Home Properties WMF I, LLC, affiliates of Home Properties, Inc., a New York Stock Exchange listed real estate investment trust (collectively, “Sellers”), each an unaffiliated third party, to purchase 19 multifamily apartment communities. On June 29, 2006, the Sponsor assigned the purchaser’s interest in the Purchase and Sale Agreement with respect to four of the apartment communities to each of four single purpose, wholly owned subsidiaries of LVP Michigan Multifamily Portfolio LLC (“LVP MMP”), and the LVP MMP subsidiaries simultaneously completed the acquisition of the four properties. The Operating Partnership holds a 99% membership interest in LVP MMP, while the Lightstone REIT holds a 1% membership interest in LVP MMP. The properties are located in Southeast Michigan and were valued by an independent third-party appraiser retained by Citigroup Global Markets Realty Corp. (“Citigroup”) at an aggregate value equal to $54.3 million.

Lightstone Value Plus Real Estate Investment Trust, Inc.
Notes to Consolidated Financial Statements

3. Acquisitions (continued)

The total acquisition price, excluding acquisition-related transaction costs, was approximately $42.2 million. In connection with the transaction, the Advisor received an acquisition fee equal to 2.75% of the purchase price, or approximately $1.1 million. Other closing and financing related costs totaled approximately $400,000, and net pro ration adjustments for assumed liabilities, prepaid rents, real estate taxes and interest totaled $500,000.

Approximately $40.7 million of the total acquisition cost was funded by a mortgage loan from Citigroup, and approximately $4.6 million was funded with offering proceeds from the sale of the Company’s common stock. Loan proceeds from Citigroup were also used to fund approximately $1.1 million of escrows for capital improvements, real estate taxes, and insurance. Each of the four subsidiaries of LVP MMP currently holds a fee simple interest in one of the four properties, subject to the encumbrances described in Note 4 below.

In-place rents, net of rent concessions, and average occupancy for the four properties at September 30, 2006 was as follows:

In-Place Rents, Net	$729,211
Occupancy Percentage	92.5%

The following unaudited pro forma combined condensed statements of operations set forth the consolidated results of operations for the nine months ended September 30, 2006 and September 30, 2005, respectively, as if the above described acquisitions had occurred at the beginning of the period of acquisition and the same period in the year prior to the acquisition. The unaudited pro forma information does not purport to be indicative of the results that actually would have occurred if the acquisitions had been in effect for the nine months ended September 30, 2006 and September 30, 2005, respectively.

	Nine Months Ended
	September 30,

	2006	2005

Real estate revenues	$9,960,169	$10,515,051
Net loss	$(116,809)	$(271,605)
Basic and diluted loss per share	$(0.09)	$(0.29)

4. Mortgages Payable

Mortgages payable, totaling approximately $68.0 million at September 30, 2006, consists of two secured loans maturing in 2016. The loans bear interest at a fixed annual rate of 6.09% and 5.96%, respectively. Monthly installments of interest only are required through the first 12 and 60 months, respectively, and monthly installments of principal and interest are required throughout the remainder of their stated terms. At their maturity, approximately $23.4 million and $37.9 million, respectively, will be due, assuming no prior principal prepayment. Each of the loans is secured by acquired real estate and is non-recourse to the Company.

Lightstone Value Plus Real Estate Investment Trust, Inc.
Notes to Consolidated Financial Statements

4. Mortgages Payable (continued)

The following table shows the mortgage debt maturing during the next five years:

	2006	2007	2008	2009	2010	Thereafter	Total
Fixed rate mortgages	$-	$244,904	$344,388	$365,957	$388,876	$66,630,875	$67,975,000

Lightstone Holdings, LLC (“Guarantor”), a company wholly owned by the Advisor, has guaranteed payment of losses that Wachovia may sustain as a result of fraud, misappropriation, misuse of loan proceeds or other acts of misconduct by the Company and/or its principals or affiliates.  Such losses are recourse to Guarantor under the guaranty regardless of whether Wachovia has attempted to procure payment from the Company or any other party.  Further, in the event of the Company's bankruptcy, reorganization or insolvency, or the interference by the Company or its affiliates in any foreclosure proceedings or other remedy exercised by Wachovia, Guarantor has guaranteed the payment of any unpaid loan amounts.  The Company has agreed, to the maximum extent permitted by its Charter, to indemnify Guarantor for any liability that it incurs under this guaranty.

5. Distributions Payable

On September 5, 2006, the Company’s Board of Directors declared a dividend for the three-month period ending September 30, 2006. The dividend of $309,282 at September 30, 2006, was calculated based on shareholders of record each day during this period at a rate of $0.0019178 per day. If paid each day for a 365-day period, the dividend represented a 7.0 percent annualized rate based on a share price of $10.00. The dividend was paid in full on October 13, 2006 using a combination of cash ($189,252), and pursuant to the Company’s Distribution Reinvestment Program, shares of the Company’s stock at a discounted price of $9.50 per share ($120,030). The amount of dividends to be distributed to stockholders in the future will be determined by the Board of Directors and are dependent on a number of factors, including funds available for payment of dividends, our financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our status as a REIT under the Internal Revenue Code.

6. Related Party Transactions

The Company has agreements with the Dealer Manager, Advisor and Property Manager to pay certain fees, as follows, in exchange for services performed by these entities and other affiliated entities. The Company’s ability to secure financing and subsequent real estate operations are dependent upon its Advisor, Property Manager, Dealer Manager and their affiliates to perform such services as provided in these agreements.

Fees / Compensation	Amount
Selling Commission
The Dealer Manager will be paid up to 7% of the gross offering proceeds before reallowance of commissions earned by participating broker-dealers. Selling commissions are expected to be approximately $21,000,000 if the maximum offering of 30 million shares is sold.

Soliciting Dealer Warrants
The Dealer Manager may buy up to 600,000 warrants at a purchase price of $.0008 per warrant. Each warrant will be exercisable for one share of the Company’s common stock at an exercise price of $12.00 per share.

Lightstone Value Plus Real Estate Investment Trust, Inc.
Notes to Consolidated Financial Statements

6. Related Party Transactions (continued)

Fees / Compensation	Amount

Dealer Management Fee
The Dealer Manager will be paid up to 1% of gross offering proceeds before reallowance to participating broker-dealers. The estimated dealer management fee is expected to be approximately $3,000,000 if the maximum offering of 30 million shares is sold.

Reimbursement of Offering Expenses
All offering costs, including the commissions and dealer management fees indicated above, are estimated at approximately $30 million if the maximum offering of 30 million shares is sold. The Company will sell a special general partnership interest in the Operating Partnership to Lightstone SLP, LLC (an affiliate of the Sponsor) and apply all the sales proceeds to reimburse offering costs.

Reimbursement of Other Expenses
The Advisor or its affiliates will be reimbursed for expenses that may include costs of goods and services, administrative services and non-supervisory services performed directly for the Company by independent parties.

Acquisition Fee
The Advisor will be paid an acquisition fee equal to 2.75% of the gross contract purchase price (including any mortgage assumed) of each property purchased. The Advisor will also be reimbursed for expenses that it incurs in connection with the purchase of a property. The Company anticipates that acquisition expenses will be between 1% and 1.5% of a property’s purchase price, and acquisition fees and expenses are capped at 5% of the gross contract purchase price of a property. The actual amounts of these fees and reimbursements depend upon results of operations and, therefore, cannot be determined at the present time. However, $33,000,000 may be paid as an acquisition fee and for the reimbursement of acquisition expenses if the maximum offering is sold, assuming aggregate long-term permanent leverage of approximately 75%.

Property Management- Residential / Retail
The Property Manager will be paid a monthly management fee of up to 5% of the gross revenues from residential and retail properties. In addition, the Company may pay the Property Manager a separate fee for the one-time initial rent-up or leasing-up of newly constructed properties in an amount not to exceed the fee customarily charged in arm’s length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area.

Property Management- Office/Industrial
The Property Manager will be paid monthly property management and leasing fees of up to 4.5% of gross revenues from office and industrial properties. In addition, the Company may pay the Property Manager a separate fee for the one-time initial rent-up or leasing-up of newly constructed properties in an amount not to exceed the fee customarily charged in arm’s length transactions by others rendering similar services in the same geographic area for similar properties as determined by a survey of brokers and agents in such area.

Asset Management Fee
The Advisor or its affiliates will be paid an asset management fee of 0.55% of the Company’s average invested assets, as defined, payable quarterly in an amount equal to 0.1375 of 1% of average invested assets as of the last day of the immediately preceding quarter.

Lightstone Value Plus Real Estate Investment Trust, Inc.
Notes to Consolidated Financial Statements

6. Related Party Transactions (continued)

For any year in which the Company qualifies as a REIT, the Advisor must reimburse the Company for the amounts, if any, by which the total operating expenses, the sum of the advisor asset management fee plus other operating expenses paid during the previous fiscal year exceed the greater of 2% of average invested assets, as defined, for that fiscal year, or, 25% of net income for that fiscal year. Items such as interest payments, taxes, non-cash expenditures, the special liquidation distribution, the special termination distribution, organization and offering expenses, and acquisition fees and expenses are excluded from the definition of total operating expenses, which otherwise includes the aggregate expense of any kind paid or incurred by the Company.

Lightstone SLP, LLC intends to purchase special general partner units in the Operating Partnership. These special general partner units, the purchase price of which will be repaid only after stockholders receive a stated preferred return and their net investment, will entitle Lightstone SLP, LLC to a portion of any regular distributions made by the Operating Partnership. Such distributions will always be subordinated until stockholders receive a stated preferred return, as described below:

Operating Stage Distributions	Amount of Distribution

7% Stockholder Return Threshold
Once a cumulative non-compounded return of 7% per year is realized by stockholders on their net investment, Lightstone SLP, LLC will receive available distributions from the Operating Partnership until it has received an amount equal to a cumulative non-compounded return of 7% per year on the purchase price of the special general partner interests. “Net investment” refers to $10 per share, less a pro rata share of any proceeds received from the sale or refinancing of the Company’s assets.

12% Stockholder Return Threshold
Once a cumulative non-compounded return of 12% per year is realized by stockholders on their net investment (including amounts equaling a 7% return on their net investment as described above), 70% of the aggregate amount of any additional distributions from the Operating Partnership will be payable to the stockholders, and 30% of such amount will be payable to Lightstone SLP, LLC.

Operating Stage Distributions	Amount of Distribution

Returns in Excess of 12%
After the 12% return threshold is realized by stockholders and Lightstone SLP, LLC, 60% of any remaining distributions from the Operating Partnership will be distributable to stockholders, and 40% of such amount will be payable to Lightstone SLP, LLC.

The special general partner units will also entitle Lightstone SLP, LLC to a portion of any liquidating distributions made by the Operating Partnership. The value of such distributions will depend upon the net sale proceeds upon the liquidation of the Company and, therefore, cannot be determined at the present time. Liquidating distributions to Lightstone SLP, LLC will always be subordinated until stockholders receive a distribution equal to their initial investment plus a stated preferred return, as described below:

Lightstone Value Plus Real Estate Investment Trust, Inc.
Notes to Consolidated Financial Statements

6. Related Party Transactions

Liquidating Stage Distributions	Amount of Distribution

7% Stockholder Return Threshold
Once stockholders have received liquidation distributions, and a cumulative non-compounded 7% return on their initial net investment, Lightstone SLP, LLC will receive available distributions until it has received an amount equal to its initial purchase price of the special general partner interests plus a cumulative non-compounded return of 7% per year.

12% Stockholder Return Threshold
Once stockholders have received liquidation distributions, and a cumulative non-compounded return of 12% per year on their initial net investment (including amounts equaling a 7% return on their net investment as described above), 70% of the aggregate amount of any additional distributions from the Operating Partnership will be payable to the stockholders, and 30% of such amount will be payable to Lightstone SLP, LLC.

Returns in Excess of 12%
After stockholders and Lightstone LP, LLC have received liquidation distributions, and a cumulative non-compounded return of 12% per year on their initial net investment, 60% of any remaining distributions from the Operating Partnership will be distributable to stockholders, and 40% of such amount will be payable to Lightstone SLP, LLC.